UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66673 / March 29, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14816

In the Matter of **SATYAM COMPUTER SERVICES LIMITED d/b/a MAHINDRA SATYAM,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Satyam Computer Services Limited d/b/a Mahindra Satyam ("Satyam" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

A.   Satyam is a large information technology service company incorporated in the Republic of India with its principal executive offices in Hyderabad. Respondent conducts business in the United States as Satyam, is registered as a corporation doing business in the State of New York and as a foreign issuer with the Commission under the name Satyam.

B.   From May 2001 until October 2010, Satyam's equity shares were registered pursuant to Section 12(b) of the Exchange Act and Respondent's American Depositary Shares ("ADSs"), each representing two equity shares, were listed on the New York Stock Exchange. On October 4, 2010, Satyam filed a Form 25 with the Commission voluntarily removing its securities from listing on the NYSE and from registration under Section 12(b) of the Exchange Act. Satyam's equity shares underlying the ADSs are currently deemed registered pursuant to Section 12(g) of the Exchange Act and Satyam's ADSs are currently quoted on the OTC Market under the symbol SAYCY.PK.

C.   On April 5, 2011, the Commission filed a settled civil injunctive action against Satyam and accepted its offer of settlement in which Respondent: (1) consented to an injunction prohibiting violations of Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-16 promulgated thereunder; (2) paid a civil penalty of $10 million; and (3) agreed to comply with specified undertakings, including the hiring of an independent qualified consultant. The Complaint in that action set forth that, from at least 2003 through September 2008, Satyam deceived investors by falsifying its revenue, income, earnings per share and interest bearing deposits. Satyam acknowledged that it falsely reported, among other items, over $1 billion in revenue in its publicly filed financial statements.

D.   Satyam is delinquent in its periodic filings and reports furnished with the Commission. In particular, Satyam's former management filed materially deficient Forms 20-F for the fiscal years ended March 31, 2004, 2005, 2006, 2007, and 2008 and has furnished materially deficient quarterly statements in its Forms 6-K throughout those periods and for the first two quarters of fiscal year 2009. In addition, Satyam has failed to file Forms 20-F for the fiscal years ended March 31, 2009, 2010, and 2011 and has failed to furnish quarterly statements that conform to United States Generally Accepted Accounting Principles ("GAAP") for those periods and for the first three quarters of fiscal year 2012.

E.   Satyam furnished audited financial statements that reflect they were prepared in accordance with Indian GAAP for the years ended March 31, 2009 and March 31, 2010 on September 29, 2010. Satyam furnished those financial results and subsequent financial results that reflect they were prepared in accordance with Indian GAAP under cover of Forms 6-K submitted

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

to the Commission. Satyam did not restate its prior financial statements but instead reflected errors, omissions, irregularities, and misstatements identified for periods prior to the year ended March 31, 2009 as prior period adjustments, in accordance with an order from the Company Law Board, Principal Bench, New Delhi, India.

F.   In August 2011, Satyam determined that it would not be able to restate its financials in compliance with Commission reporting obligations and in accordance with U.S. GAAP and, as a result, would be unable to become current in its Commission reporting obligations. On August 9, 2011, Satyam issued a press release announcing its plans to wind-down its ADS program in March 2012.

G.   Based on the foregoing, Satyam has not filed or furnished the requisite reports and therefore has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-16 thereunder, while its equity shares have been registered with the Commission.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary

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